UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 18, 2017 and September 19, 2017, Teva Pharmaceutical Industries Limited (“Teva”) and its lenders entered into amendments (collectively, the “Amendments”) to the following five credit facilities: the Senior Unsecured Revolving Credit Agreement dated as of November 16, 2015 (the “Revolving Credit Agreement”), the Term Loan Credit Agreement dated as of November 16, 2015 (the “USD Term Loan Credit Agreement”), the Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement, dated as of March 28, 2012 (the “JPY 2012 Credit Agreement”), the Senior Unsecured Japanese Yen Term Loan Credit Agreement, dated as of December 17, 2013 (the “JPY 2013 Credit Agreement”) and the Senior Unsecured Japanese Yen Term Loan Credit Agreement, dated as of March 22, 2017 (the “JPY 2017 Credit Agreement” and, together with the Revolving Credit Agreement, the USD Term Loan Credit Agreement, the JPY 2012 Credit Agreement and the JPY 2013 Credit Agreement, the “Credit Agreements”). As of June 30, 2017, the aggregate principal amount outstanding under the USD Term Loan Credit Agreement was $5.0 billion, the aggregate principal amount outstanding under the JPY 2012 Credit Agreement was $0.3 billion, the aggregate principal amount outstanding under the JPY 2013 Credit Agreement was $0.3 billion, the aggregate principal amount outstanding under the JPY 2017 Credit Agreement was $0.8 billion and the aggregate committed principal amount (drawn and available) under the USD Revolving Credit Agreement was $4.5 billion. The Amendments received the support of lenders holding approximately 98% of the aggregate loans and undrawn commitments across the five Credit Agreements.

The Amendments revised the maximum permitted “Leverage Ratio” (as such term is defined in the applicable Credit Agreement) in each Credit Agreement as follows:

Four-quarter Test Period ending with the quarters below	Leverage Ratio
Q3 2017	No greater than 5.00x
Q4 2017	No greater than 5.00x
Q1 2018	No greater than 5.00x
Q2 2018	No greater than 5.00x
Q3 2018	No greater than 5.00x
Q4 2018	No greater than 5.00x
Q1 2019	No greater than 4.75x
Q2 2019	No greater than 4.75x
Q3 2019	No greater than 4.50x
Q4 2019	No greater than 4.50x
Q1 2020	No greater than 4.25x
Q2 2020	No greater than 4.25x
Q3 2020	No greater than 4.00x
Q4 2020 and thereafter	No greater than 3.50x

In addition, the Amendments provided a 30-day cure period with respect to a breach of the financial covenant related to compliance with the Leverage Ratio in each Credit Agreement.

The Amendments also revised the definition of Total Consolidated Net Debt (as such term is defined in the applicable Credit Agreement), which is a component of the Leverage Ratio, to deduct from Total Consolidated Net Debt the portion of any debt otherwise included to the extent that such debt has been given equity credit by the rating agencies.

The Amendments also revised the Applicable Margin (as such term is defined in the Applicable Credit Agreement to revise or add the following rate tables, as applicable:

1- Revolving Credit Agreement

			Applicable Rating (% per annum)
	Applicable Type	BBB+/Baa1 or better	BBB/Baa2	BBB-/ Baa3	BB+/Ba1	BB/Ba2	BB-/Ba3 or lower
Applicable Margin	Eurocurrency Loans	1.00%	1.125%	1.375%	1.625%	1.875%	2.275%
	ABR Loans	0%	0.125%	0.375%	0.625%	0.875%	1.275%
Applicable Commitment Fee		0.150%	0.175%	0.200%	0.325%	0.450%	0.575%

2- USD Term Loan Credit Agreement;

			Applicable Rating (% per annum)
	Applicable Type	BBB+/Baa1 or better	BBB/Baa2	BBB-/Baa3	BB+/Ba1	BB/Ba2	BB-/ Ba3 or lower
Applicable Margin	Tranche A	1.00%	1.125%	1.375%	1.625%	1.875%	2.275%
	Tranche B	1.125%	1.250%	1.500%	1.750%	2.000%	2.400%

3- JPY 2012 Credit Agreement;

	Rating (% per annum)
	BBB- /Baa3 or better	BB+/Ba1	BB/Ba2	BB-/Ba3 or lower
Applicable Margin	0.900%	1.150%	1.400%	1.800%

4- JPY 2013 Credit Agreement; and

	Applicable Rating (% per annum)
	BBB- /Baa3 or better	BB+/Ba1	BB/Ba2	BB-/Ba3 or lower
Applicable Margin	0.300%	0.550%	0.800%	1.200%

5- JPY 2017 Credit Agreement;

	Tranche	Applicable Time Period	Rating (% per annum)
			BBB- /Baa3 or better	BB+/Ba1	BB/Ba2	BB-/Ba3 or lower
Applicable Margin	Tranche A	Prior to Tranche A Maturity Extension Date	0.250%	0.500%	0.750%	1.150%
	Tranche A	From and after the Tranche A Maturity Extension Date	0.300%	0.550%	0.800%	1.200%
	Tranche B		0.550%	0.800%	1.050%	1.450%

This description of the Amendments is qualified in its entirety by the Amendments, copies of which are attached hereto as Exhibits 99.1 through 99.5 and incorporated by reference herein. On September 19, 2017, Teva issued a press release relating to the Amendments, a copy of which is attached hereto as Exhibit 99.6.

The following exhibits are furnished with this report:

Exhibit Number	Description

99.1	Amendment to the Senior Unsecured Revolving Credit Agreement dated as of November 16, 2015.

99.2	Amendment to the Term Loan Credit Agreement dated as of November 16, 2015.

99.3	Amendment to the Senior Unsecured Fixed Rate Japanese Yen Term Loan Credit Agreement, dated as of March 28, 2012.

99.4	Amendment to the Senior Unsecured Japanese Yen Term Loan Credit Agreement, dated as of December 17, 2013.

99.5	Amendment to the Senior Unsecured Japanese Yen Term Loan Credit Agreement, dated as of March 22, 2017.

99.6	Press Release dated September 19, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:		/s/ Michael McClellan
	Name:	Michael McClellan
	Title:	Interim Chief Financial Officer

Date: September 19, 2017